

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

Sanjay Patel
Chief Executive Officer and Director
Apollo Strategic Growth Capital
9 West 57th Street 43rd Floor
New York, NY 10019

> **Re: Apollo Strategic Growth Capital**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 21, 2022**
> **File No. 333-261820**

Dear Mr. Patel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors
The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our business..., page 58

1. It is disclosed on page F-34 that GBT's results of operations and cash flows for the year ended December 31, 2021 continue to be adversely impacted by COVID-19 and that the Company incurred a net loss of $475 million during the year ended December 31, 2021. Please revise this risk factor to quantify your recent net losses so that investors may better assess the risk factor.

Background to the Business Combination, page 162

2.   We note your revised disclosure in response to prior comment 3 that APSG, with the assistance of its outside financial advisors, analyzed FY 2023E Adjusted EBITDA multiples of several key comparable publicly-traded travel companies, and that based on this analysis, APSG, in consultation with its outside financial advisors, selected an Adjusted EBITDA multiples range of 11.0x to 12.0x FY 2023E Adjusted EBITDA. Please expand your disclosure to provide more details regarding this analysis, including the publicly-traded travel companies selected and the FY 2023E Adjusted EBITDA multiples of these companies that were used in this analysis. In addition, disclose the criteria used to select these companies. Please consider including this information in a table or chart.

Please also revise your disclosure to further explain how the "investor friendly" discount of 15% applied to the valuation implied by this analysis was determined and deemed to be appropriate.

Opinion of the Financial Advisor to APSG
Selected Companies Analysis, page 193

3.   We note your response to prior comment 9 that Houlihan Lokey selected and applied the same range of 9.0x to 11.0x to GBT's FY 2019 Adjusted EBITDA and FY 2023E Adjusted EBITDA even though the selected companies analysis yielded a 2019 EV to Adjusted EBITDA low/high range of 6.3x to 34.9x and a 2023 EV to Adjusted EBITDA low/high range of 5.1x to 13.6x due to (i) projected growth for GBT for the period from 2020 through 2023 being slower relative to that of the selected companies (which supported a lower EV to FY 2019 Adjusted EBITDA multiple selection for GBT) and (ii) some outlying multiples on the high end of the range of observed EV to 2019 Adjusted EBITDA multiples. Please revise your disclosure accordingly.

Business of GBT
Recent Performance and COVID-19 Update, page 252

4.   We note the disclosure quantifying new wins value in relation to 2019 pro forma TTV. Please clarify what these measures represent and why they provide useful information to investors. In addition, tell us how you considered whether there are estimates or assumptions underlying these metrics that should be disclosed.

You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ross A. Fieldston, Esq.